UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

 NATURA &CO HOLDING S.A.

Publicy-Held Company

CNPJ/MF No. 32.785.497/0001-97

MATERIAL FACT

Approval of dividends

Natura &Co Holding S.A. (“Company”) informs its shareholders and the market in general that, on this date, the Board of Directors approved the distribution of dividends for the 2023 fiscal year, in the total amount of R$ 979,176,000, 00 (nine hundred and seventy-nine million, one hundred and seventy-six thousand reais), corresponding to an estimated value of R$ 0.709217 per share, excluding treasury shares (“Value per Share”).

Cutoff Date: Shareholders holding shares issued by the Company on March 19, 2024 will be entitled to receive dividends. The Company's shares will be traded ex-rights from March 20, 2024. For holders of American Depositary Receipts – ADRs, the payment of dividends will be processed according to the applicable procedures by the depositary bank, The Bank of New York Mellon.

Payment Date: Payment will take place on April 19, 2024, without remuneration or monetary adjustment.

The Value per Share may be modified due to possible issuance of shares or sale of treasury shares to meet the exercise of purchasing shares granted based on the Company's share-based compensation plans.

Any change in the Value per Share, due to a change in the number of shares held in treasury, will be communicated through a Notice to Shareholders.

São Paulo, March 11, 2024.

GUILHERME CASTELLAN

CFO and Investor Relations Officer

Natura &Co Holding S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 11, 2024